SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGO 04/28/2023

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Resolution No. 81/22 (“CVM Res. 81/22”).

It is essential that the boxes above be completed with (i) the full name – or corporate name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Ordinary Shareholders’ Meetings:

•        all the boxes below must be duly filled in,

•        all pages must be initialed, and

•        at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin, and may use a signature via digital certificate.

Delivery guidelines, indicating the ability to send the bulletin directly to the Company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his/her distance voting rights may (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar or custodian), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to article 27, item II, of CVM Res. 81/22) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 21, 2023, included.

Postal and electronic address for sending the distance vote bulletin, in case the shareholder wishes to deliver the document directly to the Company

Shareholders may send this bulletin dully filled in and together with the documents listed below (a) to Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department; or, alternatively, (b) to the email of the Company’s Investor Relations Department (ri@ambev.com.br):

(i)     statement indicating the capital ownership in the Company; and

(ii)   copy of the following documents:

•       to individuals: identity card with shareholder’s photo,

•       to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws/articles of association, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

•       to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation, accepting a free translation of the documents for the purposes of verifying bulletins for distance vote sent directly to the Company.

The bulletin, together with the respective documentation, shall only be considered if received by the Company in accordance with the provisions above, up to 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 21, 2023, included. Pursuant to article 46 of CVM Res. 81/22, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

Indication of the institution hired by the company to provide the securities bookkeeping service

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br and dac.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Description of resolution - Ordinary Shareholders’ Meeting
1. Simple resolution - To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2022. [ ] Approve [ ] Reject [ ] Abstain

2.           Simple resolution - To resolve on the allocation of net profit for the fiscal year ended December 31, 2022, in accordance with the Company’s Management Proposal, in the following terms:

-              Net Profits: R$ 14,457,942,696.43

-              Amount allocated to the Tax Incentives Reserve: R$ 2,018,618,239.04

-              Amount allocated to payment of dividends and/or interest on own capital (gross), declared based on the net profit relating to the fiscal year ended December 31, 2022: R$ 11,999,808,024.92

-              Amount allocated to the Investments Reserve(1): R$ 3,696,641,677.77 [(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 3,224,451,000.00; and (iii) expired dividends in the amount of R$ 20,851,077.77, as detailed in Exhibit A.II to the Management Proposal.

with the consequent ratification of payment of interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2022, in the total amount of R$ 11,999,808,024.92, approved by the Board of Directors on December 6, 2022, being:

(a)    R$ 0.7623 per common share and resulting in a net distribution of R$ 0.6480 per share.

[ ] Approve [ ] Reject [ ] Abstain

3.           Simple resolution - To approve setting the number of seats of the Board of Directors at 11 effective seats and 2 alternates, for a 3-year term, which will end at the Ordinary Shareholder’s Meeting to be held in 2026, pursuant to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

4.           Election of the Board of Directors (limit of vacancies to be filled: 11) - Elect 11 effective members and 2 alternates for the Board of Directors, for a term of 3 years that will end at the Annual General Meeting to be held in 2026, as indicated by the controlling shareholders mentioned in the Management Proposal:

Candidates

•             Michel Dimitrios Doukeris / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)

[ ] Approve [ ] Reject [ ] Abstain

•             Victorio Carlos De Marchi

[ ] Approve [ ] Reject [ ] Abstain

•             Milton Seligman / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws)

[ ] Approve [ ] Reject [ ] Abstain

•             Fabio Colleti Barbosa

[ ] Approve [ ] Reject [ ] Abstain

•             Fernando Mommensohn Tennenbaum

[ ] Approve [ ] Reject [ ] Abstain

•             Lia Machado de Matos

[ ] Approve [ ] Reject [ ] Abstain

•             Nelson José Jamel

[ ] Approve [ ] Reject [ ] Abstain

•             Carlos Eduardo Klutzenschell Lisboa

[ ] Approve [ ] Reject [ ] Abstain

•             Claudia Quintella Woods (Independent Member, pursuant to CVM Res. 80/22)

[ ] Approve [ ] Reject [ ] Abstain

•             Marcos de Barros Lisboa (Independent Member, pursuant to CVM Res. 80/22)

[ ] Approve [ ] Reject [ ] Abstain

•             Luciana Pires Dias (Independent Member, pursuant to CVM Res. 80/22)

[ ] Approve [ ] Reject [ ] Abstain

5.           In case the multiple vote election process be adopted, should the votes corresponding to your shares be distributed in equal percentages among the members you chose? If the shareholder chooses to “abstain” and the election occurs by the multiple voting process, his/her vote must be counted as an abstention in the respective resolution of the meeting.

 [ ] Yes [ ] No [ ] Abstain

6.           Visualization of all candidates to indicate the % (percentage) of votes to be attributed.

•             Michel Dimitrios Doukeris / Ricardo Tadeu Almeida Cabral de Soares (alternate member not linked to any specific member, pursuant to the Company’s Bylaws) []%

•             Victorio Carlos De Marchi []%

•             Milton Seligman / David Henrique Galatro de Almeida (alternate member not linked to any specific member, pursuant to the Company’s Bylaws) []%

•             Fabio Colleti Barbosa []%

•             Fernando Mommensohn Tennenbaum []%

•             Lia Machado de Matos []%

•             Nelson José Jamel []%

•             Carlos Eduardo Klutzenschell Lisboa []%

•             Claudia Quintella Woods (Independent Member, pursuant to CVM Res. 80/22) []%

•             Marcos de Barros Lisboa (Independent Member, pursuant to CVM Res. 80/22) []%

•             Luciana Pires Dias (Independent Member, pursuant to CVM Res. 80/22) []%

7.           Simple question - Do you want to request the adoption of the multiple voting process for the election of the Board of Directors, under the terms of article 141, of Law No. 6,404/76?

[* Note: this resolution is not part of the agenda nor constitutes a Management Proposal, having been inserted in compliance with the provisions of article 34, IV, of CVM Res. 81/22.]

 [ ] Yes [ ] No [ ] Abstain

8.           Simple question – Do you want to request the adoption of separate election of the Board of Directors, under the terms of article 141, § 4º, I, of Law No. 6,404/76? If the shareholders decide to vote “no” or “abstain”, their shares will not be counted for purposes of requesting the separate election of the Board of Directors. Shareholders can only fill in this field if they have left the previous fields blank and are uninterrupted holders of the shares which they are voting for 3 immediately preceding months of the general meeting.

[ ] Approve [ ] Reject [ ] Abstain

9.           Election of the Fiscal Council, by single slate - Elect the members of the Fiscal Council and their respective alternates for a 1-year term, which will end at the Ordinary Shareholders’ Meeting to be held in 2024, as indicated by the controlling shareholders mentioned in the Management Proposal (Controller Appointment - Fiscal Council):

Candidates

• José Ronaldo Vilela Rezende

• Elidie Palma Bifano

• Emanuel Sotelino Schifferle (Alternate)

• Eduardo Rogatto Luque (Alternate)

[ ] Approve [ ] Reject [ ] Abstain

10.          If one of the candidates that are part of the slate fails to integrate it to accommodate the separate election as provided on articles 161, §4, and 240 of Law No. 6,404/76, the votes corresponding to your shares may still be given to the chosen slate?

[ ] Yes [ ] No [ ] Abstain

11.        Election of the Fiscal Council separately – Ordinary Shares. Separate election of a member of the Fiscal Council and respective alternate by minority shareholders holding common shares, pursuant to the appointment of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI, according to article 37, I, of CVM Res. 81/22, as mentioned in the Management Proposal:

• Fabio de Oliveira Moser / Nilson Martiniano Moreira

[ ] Approve [ ] Reject [ ] Abstain

12.            Simple resolution - To determine managers’ overall compensation for the year of 2023, in the annual amount of up to R$ 173,606,830.00, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year, according to the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

13.            Simple resolution - To determine the overall compensation of the Fiscal Council’s members for the year of 2023, in the annual amount of up to R$ 2,209,282.00, with alternate members’ compensation corresponding to half of the amount received by the effective members, in accordance with the Management Proposal:

[ ] Approve [ ] Reject [ ] Abstain

City: _____________________________________________________________________

Date: _____________________________________________________________________

Signature: _________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2023

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer